Exhibit 1
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FOR IMMEDIATE RELEASE                                           13 December 2007


                              WPP GROUP PLC ("WPP")

              WPP acquires stake in INVIDI Technologies Corporation



WPP announces that its wholly owned operating company GroupM, has acquired a minority stake in INVIDI Technologies Corporation ("INVIDI") a leading provider of targeted media solutions, building smart addressable advertising systems for cable and satellite operators.

INVIDI has offices in Princeton, New Jersey in the United States and in Edmonton, Alberta in Canada and employs 35 people. INVIDI'S gross assets at the date of the investment were US$27million. WPP joins existing investors Menlo Ventures, EnerTech Capital, the Business Development Bank of Canada, InterWest Partners and Westbury Partners.

This investment continues WPP's established strategy of investing in more targetted and measurable forms of advertising.


Contact:
Feona McEwan, WPP                                       T. +44 (0)20 7408 2204
www.wpp.com
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